UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: May 21, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

INCLUSION OF NEWLY PROPOSED RESOLUTIONS FOR
APPROVAL AT THE 2006 ANNUAL GENERAL MEETING

In accordance with relevant procedural requirements under applicable PRC laws and regulations and the Company’s articles of association, 中國東方航空集團公司 (China Eastern Air Holding Company), the Company’s controlling shareholder, has put forward to the Company a proposal relating to candidates for appointment or re-appointment as directors and supervisors of the Company. The proposal will be included in the AGM Notice as newly added Ordinary Resolutions numbered 7 and 8 for approval by the Company’s shareholders by way of ordinary resolutions at the AGM.

The notice (the “AGM Notice”) convening the 2006 annual general meeting of the Company (the “AGM”) to be held at 9:00 a.m. on Friday, 29th June, 2007 at Meeting Centre, Shanghai Home You Hotel ( 上海航友賓館 ), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (the “PRC”) was issued by the Company on 15th May, 2007. Unless otherwise specified, terms defined in the AGM Notice shall have the same meanings when used herein.

In accordance with relevant procedural requirements under applicable PRC laws and regulations and the Company’s articles of association, 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”), the Company’s controlling shareholder, has put forward to the Company a proposal relating to candidates for appointment or re-appointment as directors and supervisors of the Company. The proposal will be included in the AGM Notice as newly added Ordinary Resolutions numbered 7 and 8 for approval by the Company’s shareholders by way of ordinary resolutions at the AGM.

“7.
To consider and approve the termination of office as a whole for the fourth session of the Board upon the conclusion of the forthcoming AGM; to consider and approve 9 directors among them to be appointed to the fifth session of the Board; and to consider and approve 1 new director candidate to be appointed to the fifth session of the Board. Details are set out as follows:

Effective date for
re-appointment/
new appointment
Re-appointed/newly		for the fifth session
appointed directors	Termination date	of the Board	Expiry date of office

Executive directors

Cao Jianxiong,	Upon conclusion of the	Upon conclusion of the	Upon conclusion of the 2009
Luo Zhuping	forthcoming AGM	forthcoming AGM	annual general meeting
(in or around June 2010)

Non-executive directors

Li Fenghua,	Upon conclusion of the	Upon conclusion of the	Upon conclusion of the 2009
Luo Chaogeng	forthcoming AGM	forthcoming AGM	annual general meeting
(in or around June 2010)

Li Jun	–	Upon conclusion of the	Upon conclusion of the 2009
(to be elected)		forthcoming AGM	annual general meeting
(in or around June 2010)

Independent non-executive directors

Hu Honggao,	Upon conclusion of the	Upon conclusion of the	Upon conclusion of the 2009
Peter Lok,	forthcoming AGM	forthcoming AGM	annual general meeting
Wu Baiwang,			(in or around June 2010)
Zhou Ruijin,
Xie Rong

Please refer to the annexure for biographical details of the directors who stand for re-appointments or new appointments.

8.
To consider and approve the termination of office as a whole for the fourth session of the Supervisory Committee upon the conclusion of the forthcoming AGM; and to consider and approve 1 former supervisor to be appointed to the fifth session of the Supervisory Committee; and to consider and approve 2 new supervisor candidates to be appointed to the fifth session of the Supervisory Committee. Details are set out as follows:

Effective date for
re-appointment/
new appointment for
Re-appointed/newly		the fifth session of the
appointed supervisors	Termination date	Supervisory Committee	Expiry date of office

Supervisors

Liu Jiashun	Upon conclusion of the	Upon conclusion of the	Upon conclusion of the 2009
	forthcoming AGM	forthcoming AGM	annual general meeting
(in or around June 2010)

Liu Jiangbo,
Xu Zhao	–	Upon conclusion of the	Upon conclusion of the 2009
(to be elected)		forthcoming AGM	annual general meeting
(in or around June 2010)

Please refer to the annexure for biographical details of the supervisors who stand for re-appointments or new appointments.”

Save for the inclusion of the proposed Ordinary Resolutions numbered 7 and 8 as set out above, and insofar as the Company’s directors are aware, no other changes will be made to the resolutions proposed for approval at the AGM. All resolutions originally set out in the AGM Notice and other details included therein remain unchanged.

In light of the newly added Ordinary Resolutions numbered 7 and 8 (the “New Resolutions”) to be proposed at the AGM, a supplemental proxy form for use at the AGM (the “Supplemental Proxy Form”) will as soon as practicable be issued and despatched by the Company to its shareholders together with a copy of this announcement. Any of the Company’s shareholders entitled, but not otherwise able, to attend and vote in respect of the New Resolutions at the AGM are strongly urged to complete and return the Supplemental Proxy Form in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the Supplemental Proxy Form will not preclude shareholders from attending and voting in respect of the New Resolutions at the AGM (or any adjournment thereof).

The proxy forms issued by the Company and despatched to its shareholders with the AGM Notice issued on 15th May, 2007, if completed and received by the Company in accordance with the instructions printed thereon, are, and will continue to be, valid in respect of all other resolutions proposed for approval at the AGM. Shareholders not using the Supplemental Proxy Form are however not able to vote in respect of the New Resolutions.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Executive Director)
Wan Mingwu	(Executive Director)
Zhong Xiong	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
18th May, 2007

ANNEXURE

The biographical details of each of the directors who stand for re-appointment or new appointment are set out below:

Executive directors

Cao Jianxiong, 49, is the Company’s president and is currently an executive director of the Company. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he has served as vice president of CEA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Since October 2006, he has served as president of the Company. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a master degree in global economics from Eastern China Normal University’s Department of International Finance. Mr. Cao holds the title of Economist.

As at the date of this announcement, Mr. Cao has a personal interest in 5,800 A shares.

Mr. Cao did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Luo Zhuping, 55, is an executive director of the Company, the secretary to the board of directors of the Company (the “Board”) and the head of the secretariat of the Board. Mr. Luo joined CEA in 1988. He was the deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was the deputy head of the share system office from 1993 to 1996. In 1997, he became secretary to the Board and head of the secretariat of the Board. He became director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

As at the date of this announcement, Mr. Luo Zhuping has a personal interest in 8,800 A shares.

The remuneration and bonus for Mr. Luo for the year ended 31st December 2006 were RMB157,000.

Non-executive directors

Li Fenghua, 58, is the incumbent chairman of the Board and executive director of the Company, and president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was the deputy head, and subsequently became head, of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice president of China Southern Airlines Company Limited and vice president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as president of the Company and vice president of CEA Holding. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

As at the date of this announcement, Mr. Li has a personal interest in 5,000 A shares.

Mr. Li did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Luo Chaogeng, 58, is currently an executive director of the Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and the deputy tutor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi’an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the head and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, and from September 2004 to October 2006 was the president and deputy party secretary of China Airlines Corporation Limited. From September 1998 to June 2001, Mr. Luo studied a postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has first class competency in flight mechanics.

As at the date of this announcement, Mr. Luo has a personal interest in 5,000 A shares.

Mr. Luo did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Li Jun, 55, is currently the party secretary of China Eastern Air Holding Company. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of China Eastern Air Holding Company. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree of Economic Management and is a qualified Economist.

Independent non-executive directors

Hu Honggao, 54, was appointed as an independent non-executive director of the Company in 1996. He is the vice dean and professor of the School of Law at Fudan University as well as the head of the Civil and Commercial Law Research Centre of Fudan University, supervising doctoral students majoring in civil and commercial law. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People’s Congress (上海市人大常委會立法專家諮委會委員), vice chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Hu did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Peter Lok, 71, was appointed as an independent non-executive director of the company in 1998. Mr. Lok is currently an independent director of China Southern Airlines Company Limited and was an independent director of China National Aviation Company Limited in the past three years. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director of the Hong Kong Civil Aviation Department in 1990. Mr. Lok retired in 1996 and has served as consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor at the College of Air Traffic Control of Hong Kong.

Mr. Lok did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Wu Baiwang, 65, was appointed as an independent non-executive director of the Company in 1998. Mr. Wu joined the civil aviation industry in 1959 and was the deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was the deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was the head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice president of Guangzhou Baiyun International Airport Group Company and the Chairman of the board of directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from the Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Wu did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Zhou Ruijin, 69, was appointed as an independent non-executive director of the Company in 2000. Mr. Zhou was the deputy editor-in-chief and the East China regional director of the People’s Daily. From 1988 to 1993 Mr. Zhou was the party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was the deputy editor-in-chief of the People’s Daily and from 1996 to 2000 he was the deputy editor-in-chief and the East China regional director of the People’s Daily. After retired, he became vice chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Zhou did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Xie Rong, 56, was appointed as an independent non-executive director of the Company in 2003. Mr. Xie is currently an independent director of Shanghai Automotive Co., Ltd, China Shipping Development Company Limited and China CITIC Bank Corporation Limited; and was an independent director of Shanghai Industrial Pharmaceutical Investment Co., Ltd and Bright Dairy & Food Co., Ltd. in the past three years. He is the deputy head of Shanghai National Accounting Institute. Mr. Xie is a certified accountant in the PRC. He taught at the Faculty of Accounting of Shanghai University of Finance and Economics from December 1985 to March 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December 1997 to October 2002, and has, since October 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

Mr. Xie did not receive from the Company any remuneration as a director of the Company for the year ended 31st December 2006.

Subject to shareholders’ approval for their respective re-appointments or new appointments, each of Cao Jianxiong, Luo Zhuping, Li Fenghua, Luo Chaogeng, Li Jun, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong will enter into a service contract with the Company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contract by giving not less than 3 months’ written notice to the other party. The remuneration of each of Cao Jianxiong, Luo Zhuping, Li Fenghua, Luo Chaogeng, Li Jun, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong for the year ending 31st December 2007 will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the directors are aware and save as disclosed above, each of Cao Jianxiong, Luo Zhuping, Li Fenghua, Luo Chaogeng, Li Jun, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong did not hold any directorships in other public listed companies in the last 3 years. Save as disclosed above, each of them does not have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”).

The Company has received a confirmation of independence from each of Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijing and Xie Rong pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and on this basis, the Company considers them to be independent.

In relation to the re-appointments of each of Cao Jianxiong, Luo Zhuping, Li Fenghua, Luo Chaogeng, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijing and Xie Rong and the new appointment of Li Jun as director of the Company respectively, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The biographical details of each of the supervisors who stand for re-appointment or new appointment are set out below:

Supervisors

Liu Jiashun, 51, has been a supervisor of the Company since 2000. From 1993 to 1999, Mr. Liu was the party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as the chairman of the board of directors of and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou’s Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board of directors of and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was a deputy party secretary of China Aviation Fuel East China Company and he is currently a deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu received post-graduate education and is qualified as a political work instructor.

As at the date of this announcement, Mr. Liu has a personal interest in 3,000 A shares.

Mr. Liu did not receive any remuneration as a supervisor of the Company for the year ended 31st December 2006.

Liu Jiangbo, 57, is currently the vice president and the head of the disciplinary examination committee of China Eastern Air Holding Company. Ms. Liu joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China in 1987, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China in 1990, deputy director of the transportation division of CAAC in 1994, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited in 2000, and the vice president and head of the disciplinary examination committee of China Eastern Air Holding Company in 2002. Ms. Liu graduated in the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

Xu Zhao, 38, is currently the chief accountant of China Eastern Air Holding Company. Mr. Xu joined the civil aviation industry in 2007. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997, respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since January 2007, Mr. Xu has served as chief accountant in China Eastern Air Holding Company. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Subject to shareholders’ approval for their respective re-appointments or new appointments, each of Liu Jiashun, Liu Jiangbo and Xu Zhao will enter into a service contract with the Company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contract by giving not less than 3 months’ written notice to the other party. The remuneration of each of Liu Jiashun, Liu Jiangbo and Xu Zhao for the year ending 31st December 2007 will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the directors are aware and save as disclosed above, each of Liu Jiashun, Liu Jiangbo and Xu Zhao did not hold any major office in other public listed companies in the last 3 years. Save as disclosed above, each of them does not have any relationship with any other directors, supervisors or senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the shares of the Company within the meaning of Part XV of the SFO.

In relation to the re-appointment of Liu Jiashun and the new appointments of Liu Jiangbo and Xu Zhao as supervisors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.